

October 3, 2011

<u>Via E-mail</u>
Jack B. Scheetz
Interim President and Chief Executive Officer
Digitiliti, Inc.
266 East 7th Street
St. Paul, MN 55101

> **Re: Digitiliti, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 27, 2011**
> **Form 10-K for Fiscal Year Ended December 31, 2010, as Amended**
> **Filed April 14, 2011**
> **File No. 000-53235**

Dear Mr. Scheetz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 2: Increase in the Number of Authorized Shares

1.   Please revise your disclosure to specify the number of shares of common stock and the number of shares of preferred stock currently authorized for issuance. If true, clarify that the proposal to increase authorized shares will result in an increase in authorized common stock only and will not impact the number of authorized preferred stock. To facilitate investor understanding, please also present in a table or similar format for both your existing and proposed capital structure, the number of shares of your common stock in the following categories:

- issued and outstanding;
- authorized and reserved for issuance; and
- authorized and available for issuance.

2. Consistent with the above comment, please revise your Notice of Annual Meeting of Stockholders and your form of proxy to specifically indicate, if true, that your proposal relates to an increase in authorized common stock only and to disclose both the current and the proposed number of authorized shares of common stock.

3. We note that you have included the Certificate of Amendment of the Certificate of Incorporation as Appendix A, but you did not provide a marked copy to show the specific changes that you propose to make to the document. Please revise your proxy statement to include a copy marked to show the proposed changes.

Form 10-K for Fiscal Year Ended December 31, 2010, as Amended

4. It appears from your Annual Report on Form 10-K filed on April 14, 2011, which incorporates by reference your Amended and Restated Certificate of Incorporation filed May 13, 2008, that your capital structure does not comport with the capital structure described in your proxy statement. To the extent you have modified your capital structure since May 13, 2008, please amend your Form 10-K to include the updated Certificate of Incorporation in the Exhibit Index to the Form 10-K. Note that your amended Form 10-K and any future amendments should include a complete listing of your exhibits for the fiscal year.

5. It appears that you failed to include the date on the signature page on which the Form 10-K Amendment was signed by the required signatories. Please amend the Form 10-K to provide a properly executed signature page.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel